Exhibit 12

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

		Twelve Months Ended
	Nine months	December 31,
	ended	(Thousands of Dollars)
	September 30,
	2006	2005	2004	2003	2002	2001

Earnings, as defined:
Income from continuing operations
before income taxes	$108,139	$103,327	$60,830	$31,063	$22,036	$206,972
Adjust for distributed income of equity
investees	(5,995)	(10,370)	1,990	(2,136)	(2,544)	(1,620)
Equity in loss of equity method
investments	-	-	-	-	-	296
Minority interest in losses of majority
owned subsidiaries	-	-	(48)	(435)	(211)	(612)
Fixed charges, as below	49,027	64,379	66,137	68,134	62,658	85,034
Total earnings, as defined	$151,171	$157,336	$128,909	$96,626	$81,939	$290,070

Fixed charges, as defined:
Interest charges	$48,260	$62,962	$61,269	$64,813	$60,031	$75,305
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	-	-	3,216	1,915	857	8,142
Rental interest factor	767	1,417	1,652	1,406	1,770	1,587
Total fixed charges, as defined	$49,027	$64,379	$66,137	$68,134	$62,658	$85,034

Ratio of earnings to fixed charges	3.08x	2.44x	1.95x	1.42x	1.31x	3.41x